Exhibit 99.1

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares in the capital of:

Bear Creek Mining Corporation (“Bear Creek” or the “Issuer”)

Suite 3200, 733 Seymour Street

Vancouver, British Columbia, V6B 0S6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The securities were acquired pursuant to a court approved plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”).

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Highlander Silver Corp. (“Highlander” or the “Acquiror”)

2500 – 100 King Street West

Toronto, Ontario, M5X 1A9

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On February 26, 2026, Highlander and Bear Creek completed the Arrangement, pursuant to which Highlander acquired all of the issued and outstanding common shares in the capital of Bear Creek (the “Bear Creek Shares”), which it did not already own, in exchange for 0.1175 common shares in the capital of Highlander (the “Highlander Shares”) for each Bear Creek Share held (the “Exchange Ratio”) for aggregate consideration of 36,225,457 Highlander Shares (the “Consideration”), which implies cash consideration of C$1.14 per Bear Creek Share or approximately C$351,749,187.47 (based on the closing market price of C$9.71 per Highlander Share on February 25, 2026) in the aggregate.

The Arrangement was completed pursuant to the terms of an arrangement agreement dated December 18, 2026, as amended by the amended and restated arrangement agreement dated January 9, 2026 (the “Arrangement Agreement”).

A news release announcing the closing of the Arrangement was disseminated by Highlander on February 26, 2026 and subsequently filed under Highlander and Bear Creek’s respective issuer profiles on SEDAR+ at www.sedarplus.ca.

Highlander is a corporation existing under the laws of the Province of British Columbia, with its head office located at 100 King Street West, Suite 2500, Toronto, Ontario, M5X 1A9. Highlander is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past- producing Pierina mine in Central Peru.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Immediately prior to closing of the Arrangement, Highlander held 50,000,000 Bear Creek Shares, representing approximately 13.95% of the issued and outstanding Bear Creek Shares.

Pursuant to the Arrangement, Highlander Silver acquired an aggregate of 308,302,938 Bear Creek Shares, thereby increasing its holdings of Bear Creek Shares to 100% of the issued and outstanding Bear Creek Shares.

Upon completion of the Arrangement, Bear Creek became a wholly-owned subsidiary of Highlander.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Items 2.2 and 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above. The Exchange Ratio of 0.1175 of a Highlander Share for each Bear Creek Share implied cash consideration of C$1.14 per Bear Creek Share or approximately C$351,749,187.47 in the aggregate.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

See Item 2.2 above. The purpose of the Arrangement was for Highlander to acquire all of the issued and outstanding Bear Creek Shares that it did not already own. Highlander expects to cause Bear Creek to apply to cease to be a reporting issuer in each province and territory of Canada where it is currently a reporting issuer.

Immediately prior to closing the Arrangement, there were 16,142,070 share purchase warrants of Bear Creek (“Bear Creek Warrants”) outstanding. As a result of the Arrangement, such Bear Creek Warrants were treated in accordance with their terms and became exercisable for 1,896,693 Highlander Shares based on the Exchange Ratio under the Arrangement. The Bear Creek Warrants are listed on the TSX Venture Exchange under the symbol “BCM.WT”.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In addition to the Arrangement Agreement, on December 18, 2025, in connection with the Arrangement, Highlander entered into customary voting support agreements with each of the directors and officers of the Issuer and Royal Gold, Inc. (“Royal Gold”) and Equinox Gold Corp. (“Equinox”) pursuant to which such directors and officers and Royal Gold and Equinox agreed to vote all of their Bear Creek Shares in favour of the Arrangement at a special meeting of Bear Creek’s securityholders to be held to consider the Arrangement.

On December 18, 2025, Highlander also entered into agreements with affiliates of Royal Gold and Equinox to: (i) settle outstanding debt obligations owing by Bear Creek to Equinox and the certain affiliates of Royal Gold, and (ii) terminate the gold silver stream obligations between Bear Creek and the certain affiliates of Royal Gold under a streaming arrangement at the Issuer’s Mercedes gold-silver mine in Sonora, Mexico (collectively, the “Debt Settlement Arrangements”). Under the terms of such Debt Settlement Arrangements, Equinox and the certain affiliates of Royal Gold agreed not to exercise any conversion privileges or rights under the existing debt obligations of Bear Creek.

On February 26, 2026, the Debt Settlement Arrangements closed concurrently with the closing of the Arrangement.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

March 3, 2026
 Date

/s/ Tom Ladner
Signature

Tom Ladner, General Counsel
 Name/Title

Cautionary Note Concerning Forward-looking statements

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this report. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this report, forward-looking statements relate to, among other things, statements regarding: the primary focus of Highlander’s business; expectations of Highlander to cause Bear Creek to apply to cease to be a reporting. These forward-looking statements are no guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward- looking statements.

In respect of the forward-looking statements, Highlander has relied on certain assumptions that it believes are reasonable at this time, including, but not limited to, assumptions concerning Highlander and Bear Creek. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties, and other factors.

Risks and uncertainties that may cause such differences include but are not limited to: the possibility that the Bear Creek Shares will not be delisted from the TSX Venture Exchange; the possibility that Bear Creek’s application for an order to cease to be a reporting issuer (or equivalent) in each of the provinces and territories of Canada may not be accepted or may be delayed; and such other risk factors identified under the “Risk Factors” section in the management information circular of Bear Creek dated January 16, 2026, a copy of which is available under Bear Creek’s issuer profile on SEDAR+ at www.sedarplus.ca. These factors are not intended to represent a complete list of the factors that could affect Highlander. However, such risk factors should be considered carefully. There can be no assurances that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this report concerning these times. Highlander is under no obligation (and expressly disclaims any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward- looking information in this report is qualified by the cautionary statements herein.